# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pershing Square USA, Ltd., CIK 0002002660
CUSIP: 71531T105
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 787 ELEVENTH AVENUE, 9TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 04/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000796848

## Reporting persons
- TEACHER RETIREMENT SYSTEM OF TEXAS: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); sole voting power 10,270,000; shared voting power 0; sole dispositive power 10,270,000; shared dispositive power 0; aggregate amount beneficially owned 10,270,000 (10.3% of the class)

## Item 1. Issuer
Name of issuer: Pershing Square USA, Ltd.
Address of issuer's principal executive offices: 787 ELEVENTH AVENUE, 9TH FLOOR, NEW YORK, NEW YORK, 10019

## Item 2. Person Filing
Name of person filing: Teacher Retirement System of Texas
Address of principal business office or, if none, residence: 4655 Mueller Blvd., Austin, TX 78723
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 10,270,000 shares
Percent of class: 10.3%
Sole power to vote or to direct the vote: 10,270,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,270,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TEACHER RETIREMENT SYSTEM OF TEXAS: Christopher Bowlin, Director, DCR-Investments (05/06/2026)